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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                 SCHEDULE 14D-1

                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 4)

                       TRANSITIONAL HOSPITALS CORPORATION
                            (Name of Subject Company)


                                  VENCOR, INC.
                              LV ACQUISITION CORP.
                                    (Bidders)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    893719104
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                  JILL L. FORCE
                             SENIOR VICE PRESIDENT,
                          SECRETARY AND GENERAL COUNSEL
                                  VENCOR, INC.
                              3300 PROVIDIAN CENTER
                             400 WEST MARKET STREET
                           LOUISVILLE, KENTUCKY 40202
                                 (502) 596-7300


           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)


                                    COPY TO:

                             JOSEPH B. FRUMKIN, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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         This Amendment No. 4 (this "Amendment") is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Vencor, Inc., a Delaware corporation ("Vencor"), and LV Acquisition Corp., a Delaware corporation (the" Purchaser"), on May 7, 1997 as previously amended (as amended, the "Schedule 14D-1") with respect to the shares of Common Stock, par value $1.00 per share, of Transitional Hospitals Corporation, a Nevada corporation (the "Company"), including the associated rights to purchase Series B Junior Participating Preferred Stock of the Company. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase (the "Offer to Purchase") attached as Exhibit (a)(1) thereto.


ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (b) On May 28, 1997, Vencor sent a letter to the Chairman & Chief Executive Officer of the Company. A copy of this letter is being filed herewith as Exhibit (a)(11) to the Schedule 14D-1 and is incorporated herein by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.                Description

(a)(11)        Letter dated May 28, 1997 from Vencor to the
               Chairman & Chief Executive Officer of the Company.


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                                                 SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated:   May 29, 1997


                                    VENCOR, INC.

                                    By:/s/ W. Bruce Lunsford
                                       Name:  W. Bruce Lunsford
                                       Title: Chairman of the Board, President
                                             and  Chief Executive Officer



                                    LV ACQUISITION CORP.

                                    By:/s/ W. Bruce Lunsford
                                       Name:  W. Bruce Lunsford
                                       Title: Chairman of the Board, President
                                             and Chief Executive Officer